Exhibit 99.1

QTREX Announces Pricing of a $10 Million Private Placement of Ordinary Shares with a New Fundamental Institutional Investor

Nes Ziona, Israel, May 29, 2026 (GLOBE NEWSWIRE) -- QTREX Quantum Ltd. (Nasdaq: QTEX) ("QTREX" or the "Company") a developer of additively manufactured electronics ("AME") technologies for cryogenic interconnect and quantum hardware infrastructure, today announced that it has entered into a securities purchase agreement with a new fundamental institutional investor for the purchase and sale of 6,666,667 ordinary shares (or ordinary share equivalents in lieu thereof) in a private placement. The gross proceeds from the offering are expected to be approximately $10 million, before deducting placement agent fees and other estimated offering expenses.

The closing of the offering is expected to occur on or about June 1, 2026, subject to the satisfaction of customary closing conditions. The Company expects to use the net proceeds from the offering for working capital and general corporate purposes.

“We are pleased to welcome a new global institutional investor at a pivotal moment in QTREX’s transformation into a quantum hardware infrastructure company,” said Dagi Ben-Noon, Chief Executive Officer of QTREX. “This financing strengthens our ability to accelerate the commercialization of our AME-based cryogenic interconnect platform, scale our newly acquired AME capabilities, and support research and development across quantum and other mission-critical hardware applications.”

A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The offer and sale of the foregoing securities is being made in reliance on an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Regulation D promulgated thereunder, and applicable state securities laws, and the securities have not been and will not initially be registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the terms of a registration rights agreement entered into with the investor, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") covering the resale of the ordinary shares and ordinary shares underlying pre-funded warrants sold in the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for next-generation hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. Inspira also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business. For more information, please visit: www.q-trex.com and www.inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected closing of the transaction; the expected gross proceeds and their expected use; the transformation of the Company into a quantum hardware infrastructure company; the Company’s abilities to accelerate the commercialization of its AME-based cryogenic interconnect platform, scale its newly acquired AME capabilities, and support research and development across quantum and other mission- critical hardware application; and the anticipated filing of a registration statement covering the resale of the ordinary shares and ordinary shares underlying pre-funded warrants sold in the offering.. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC, which is available on the SEC’s website at www.sec.gov.

Company Contact

QTREX Quantum Ltd

Email: info@q-trex.com

Phone: +972-9-9664485